

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A07/atl

25 March 2003

File No. 82-2947



Securities & Exchange Comm
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

03 APR 10 AM 7:21

CHANGE OF NAMES OF SUBSIDIARIES

Dear Sir

We enclose a copy of our News Release dated 25 March 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dlw 4/22


大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED

CHANGE OF NAMES OF SUBSIDIARIES

Singapore, 25 March 2003 - United Overseas Bank Limited wishes to announce that two of its wholly-owned subsidiaries, United Overseas Bank Trustee Limited ("UOBT") and Overseas Union Bank Trustees Ltd ("OUBT") have changed their names to "UOBT (2003) Limited" and "United Overseas Bank Trustee Limited" respectively with effect from 14 March 2003.

Mrs Vivien Chan
Company Secretary

2.